Exhibit 8






August 28, 2001


TiVo Inc.
2160 Gold Street
P.O. Box 2160
Alviso, California 95002

                   Purchase of NBC Advertising Inventory

Gentlemen:

         This letter sets forth the agreement (the "Letter Agreement") between the National Broadcasting Company, Inc. ("NBC"), and TiVo Inc. ("Advertiser") with respect to NBC's agreement to provide Advertiser with certain advertising inventory on the NBC Television Network and NBC's owned and operated television stations (collectively, "NBC TV") and the CNBC Cable Network ("CNBC"), in each case to promote Advertiser, subject to the following terms and conditions:

1. Spots. (a) NBC shall provide Advertiser with advertising spots (the "Spots") to be telecast on NBC TV and CNBC on the Dates, Days and Times mutually agreed by NBC and Advertiser and consistent with the parameters set forth in Schedule 2 hereto; provided, however, that in the event that no such agreement is reached with regard to the number or value of Spots to be broadcast in any calendar quarter or year, NBC may propose and implement a reasonable schedule for the broadcast of Spots in accordance with the parameters and objectives set forth in Exhibit B for the Total Spot Value set forth in Section 2 below. An initial schedule for the remainder of the 2001 calendar year shall be determined as soon as practicable following the date hereof. All such Spots run by Advertiser shall be subject to NBC TV's and CNBC's standard terms and conditions for such advertising, which, in the case of NBC TV, are described in the "Participating Sponsorship Agreement" attached hereto as Exhibit A (the "NBC TV Standard Terms") and, in the case of CNBC, are described in the "Standard Terms and Conditions" attached hereto as Exhibit B (the "CNBC Standard Terms" and together with the NBC TV Standard Terms, the "Standard Terms"). The Standard Terms are made a part of this Letter Agreement in their entirety; provided, however, that in the case of a conflict between the terms of this Letter Agreement and the terms of the Standard Terms, the terms of this Letter Agreement shall govern. For purposes of the Standard Terms, Advertiser shall be both the "Advertiser" and the "Agency" as such terms are used therein.

         (b) The Spots shall promote Advertiser, its products and services and may not advertise, promote or mention any other product, service, television program, web site or third party whatsoever without the prior written consent of NBC. The telecast of all Spots is subject to the current standards, practices and business procedures of NBC and CNBC. NBC or CNBC, as the case may be, in its sole discretion, reserves the right to limit or withdraw the telecast of any Spots which it, at any time and in its sole discretion, deems unsuitable or in violation of its standards, practices and procedures, or if the subject matter and/or presentation is considered by NBC or CNBC, as the case may be, to be offensive, defamatory or otherwise inappropriate or inconsistent with its advertising philosophy or format. In addition, with respect to the placement or telecast of Advertiser's Spots in any particular program, NBC or CNBC, as the case may be, may reject such placement or telecast if such placement or telecast would compete with or violate the rights of any other advertiser, sponsor or supplier of such program or program category, as determined by NBC or CNBC in its sole discretion and in good faith, provided that (i) NBC or CNBC, as the case may be, shall notify the Company as promptly as reasonably practicable in the event that any such placement or telecast shall be rejected and (ii) no placement or telecast shall be rejected on account of a placement by another advertiser if Advertiser's Spot has been purchased first in time; it being further understood that NBC's aggregate commitments set forth in Section 2 below shall not be affected by any such rejection. To the extent any of Advertiser's Spots are displaced for any of the foregoing reasons, NBC or CNBC, as the case may be, when determining the placement of replacement Spots for Advertiser, shall provide Advertiser with the most favorable treatment with respect to such displacement afforded to other advertisers whose Spots are similarly displaced; provided, however that neither NBC nor CNBC will be obligated to provide Advertiser with any more favorable rates than those set forth in Section 2 below.

         (c) On or before each date set forth on Schedule 1 (a "Proposal Date"), Advertiser shall deliver to Victoria Rubin of NBC a written proposal that includes target audiences, advertising flight dates and designated station markets for the Spots to be telecast during the respective Telecast Period (an "Advertiser Proposal"). Within five business days after receiving an Advertiser Proposal, NBC shall develop a proposed advertising telecast schedule for the respective Telecast Period based on such information and the parameters and objectives set forth in Schedule 2 (the "Proposed Schedule") and deliver the Proposed Schedule to Advertiser. Within three business days after the Proposed Schedule is delivered to Advertiser (the "Response Date"), Advertiser shall deliver a written response to the Proposed Schedule to Victoria Rubin of NBC requesting changes in the Proposed Schedule (the "Response"). The Response shall set forth with specificity Advertiser's requested changes in the Proposed Schedule, including requested dates and times for the Spots. Advertiser and NBC shall use commercially reasonable efforts for a period of five business days following the delivery to NBC of the Response to mutually agree upon any requested changes in the Proposed Schedule. In the event that either
(i) Advertiser and NBC are unable to mutually agree on changes in the Proposed Schedule within such subsequent five-business-day period, or (ii) Advertiser shall fail to deliver a Response on or before the respective Response Date, Advertiser shall be deemed to have accepted the Proposed Schedule and NBC shall have the right to implement the Proposed Schedule for such Telecast Period. In the event that Advertiser shall fail to deliver any Advertiser Proposal on or before the respective Proposal Date, NBC shall have the right to implement a schedule for the broadcast of Spots within such Telecast Period based on the parameters and objectives set forth in Schedule 2, and such schedule shall be deemed accepted by Advertiser.

         (d) Advertiser shall deliver new commercial material to NBC on or before the date two weeks prior to the beginning of each Telecast Period. If Advertiser fails to deliver new commercial material by such date, or such commercial material is rejected in accordance with the terms of this Letter Agreement and Advertiser fails to deliver substituted or revised commercial material within seven days after being notified in writing of the rejection thereof by NBC, NBC shall (i) telecast previously delivered commercial material of Advertiser that meets NBC's current standards and practices or (ii) if such previously delivered commercial material is not available, be deemed to have telecast all of Advertiser's Spots for such Telecast Period for purposes of this Letter Agreement even if such Spots are not actually telecast.

         (e) To the extent that any Spots shall be deemed to have been telecast by NBC, NBC shall have no liability for any failure to broadcast such Spots and Advertiser shall have no right to either (i) require NBC to pay Advertiser any cash amount whatsoever or (ii) require NBC to telecast any additional Spots in replacement thereof.

2. Value of Spots. NBC shall telecast Spots with a total net spot value of
(i) Five Million Dollars (US $5,000,000) (the "2001 Spot Value") during the period beginning on October 1, 2001 and ending on December 31, 2001 (the "2001 Advertising Period"); (ii) Five Million Two Hundred Seventy Thousand Dollars $5,270,000 (the "2002 Spot Value") during the period beginning on January 1, 2002 and ending on March 31, 2002 (the "2002 Advertising Period" and, together with the 2001 Advertising Period, the "Advertising Period") commencing on the first telecast of an Advertiser Spot (the "Effective Date"). For purposes of this Agreement, (i) the value of each NBC TV Spot shall be calculated at 85% of the scatter market rate in effect at the time such Spot is ordered and (ii) the value of each CNBC Spot shall be calculated at 85% of the gross market rate charged by CNBC at the time the Spot is ordered. In addition, upon the prior written consent of NBC, Advertiser reserves the right to use any portion of the Total Spot Value to cover program sponsorships that Advertiser may wish to purchase during the 2001 Advertising Period and the 2002 Advertising Period on terms to be negotiated in good faith (including the incorporation of appropriate discounts afforded in this Agreement) with NBC TV or CNBC, as the case may be. NBC shall use commercially reasonable efforts to help Advertiser identify sponsorship opportunities; provided, however, that neither NBC TV nor CNBC shall have any obligation whatsoever to agree to the terms of any sponsorships with Advertiser.

3. Payment for the Spots. Subject to the terms and conditions of this Letter Agreement and as consideration for NBC TV and CNBC's telecast of the Spots pursuant hereto and for certain rights granted to NBC by Advertiser pursuant to the August 8, 2001 Amendment to the operational agreement between the parties hereto dated April 16, 1999 (the "Operational Agreement"):

         (a) Upon execution of this Letter Agreement, and after receipt of a cash payment in the amount of Five Million Dollars (US $5,000,000) and pursuant to the terms and conditions of the agreement regarding notes and warrants (the "Notes and Warrants Purchase Agreement") offered by Advertiser to investors in Advertiser's proposed Seventy Five Million Dollar (US $75,000,000) private placement offering (the "Private Placement"), Advertiser shall issue NBC notes and warrants in the principal amount of Ten Million Dollars (US $10,000,000) (the "Notes and Warrants") pursuant to the Notes and Warrants Purchase Agreement which the Advertiser will negotiate in good faith with the financial investors in Advertiser's current proposed ) private placement. The terms and conditions of the Notes and Warrants Purchase Agreement executed by NBC, including any representations, warranties and covenants, shall be substantially similar to those contained in the Notes and Warrants Purchase Agreement given to the other investors in the Private Placement. Notwithstanding anything to the contrary in this Letter Agreement, in the event that Advertiser does not issue Notes and Warrants to investors pursuant to the terms and conditions of the Notes and Warrants Purchase Agreement, this Letter Agreement shall terminate without any liability whatsoever upon the return of the aforementioned cash payment to NBC; provided that Advertiser shall pay NBC in cash the total net spot value of any Spots telecast prior to such termination.

         (b) This Five Million Dollar (US $5,000,000) cash payment and the Five Million Two Hundred Seventy Thousand Dollars (US $5,270,000) of advertising inventory to be provided by NBC to Advertiser during the 2002 Advertising Period shall be Advertiser's full consideration for the issuance of the Notes to NBC.

         (c) Pursuant to the Operational Agreement, Advertiser shall provide certain services to NBC as described therein having a value of Two Hundred Seventy Thousand Dollars (US $270,000). In exchange for such services, NBC shall provide Advertiser with Spots pursuant to this Letter Agreement having a total net spot value of Two Hundred Seventy Thousand Dollars (US $270,000).

         (c) On or before October 1, 2001, Advertiser shall pay NBC the sum of Five Million Dollars (US $5,000,000) for the advertising inventory to be provided by NBC to Advertiser during the 2001 Advertising Period.

         (d ) NBC shall provide Advertiser with a written report within 10 business days after the end of each calendar month after the Effective Date during which Advertiser's Spots have been telecast and setting forth the aggregate value of Advertiser's Spots telecast by NBC TV and/or CNBC in the preceding month and any charges incurred by Advertiser pursuant to Section 4 of the NBC TV Standard Terms.

4. Representations and Warranties. NBC and Advertiser each represent and warrant that this Letter Agreement has been duly authorized, executed and delivered by such party and that this Letter Agreement constitutes the legal, valid and binding obligations of such party, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity.

5. Termination. (a) Notwithstanding any other remedy available to NBC, in the event that:

                  (i) NBC notifies Advertiser in writing (with specificity) that Advertiser has materially breached this Letter Agreement and Advertiser has not cured such alleged breach within thirty (30) days of its receipt of such notice (or if such breach is not capable of being totally cured through Advertiser's diligent effort within the initial thirty (30) day period and Advertiser proceeds to cure and does in fact cure such breach within sixty
         (60) days of the initial notice);

                  (ii) Advertiser admits in writing its inability to pay its debts generally; makes a general assignment for the benefit of creditors; has any proceeding instituted by or against it seeking to adjudicate it as bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of Advertiser or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or similar official for it or any substantial part of its property; provided, in the case where such proceeding is involuntarily instituted against Advertiser, such proceeding remains undismissed after thirty (30) days; or

                  (iii) The Operational Agreement is terminated for any reason in accordance with the terms thereof,

                  then, in any such case, NBC shall have the right, but not the obligation, to terminate this Letter Agreement, without any further obligation hereunder. Notwithstanding the foregoing, the terms contained in Sections 6, 7, 8, 9 and 10 shall survive the termination hereof.

         (b) Notwithstanding any other remedy available to Advertiser, in the event that:

                  (i) Advertiser notifies NBC in writing (with specificity) that NBC has materially breached this Letter Agreement and NBC has not cured such alleged breach within thirty (30) days of its receipt of such notice (or if such breach is not capable of being totally cured through NBC's diligent effort within the initial thirty (30) day period and NBC proceeds to cure and does in fact cure such breach within sixty (60) days of the initial notice); or

                  (ii) NBC admits in writing its inability to pay its debts generally; makes a general assignment for the benefit of creditors; has any proceeding instituted by or against it seeking to adjudicate it as bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of NBC or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or similar official for it or any substantial part of its property; provided, in the case where such proceeding is involuntarily instituted against NBC, such proceeding remains undismissed after thirty (30) days, then, in any such case, Advertiser shall have the right, but not the obligation, to terminate this Letter Agreement, without prejudice to Advertiser's legal remedies or the rights of the parties hereunder. Notwithstanding the foregoing, the terms contained in Sections 6, 7, 8, 9 and 10 shall survive the termination hereof.

         (c) Notwithstanding clauses (a)(i) and (b)(i) above, in the event that a party believes in good faith that it has not breached this Agreement, it shall so inform the other party within ten (10) days of notice of the alleged breach, and the time periods set forth in clause
(a)(i) or (b)(i), as the case may be, shall be tolled for sixty (60) days or such longer period as the parties may reasonably agree (the "Tolling Period") in order to allow senior management representatives from each party to meet to resolve the disagreement. Promptly after commencement of the Tolling Period, the non-breaching party shall provide the breaching party with a reasonable proposal in reasonable detail for curing the alleged breach, and a termination right shall only occur if the breaching party fails to comply with the terms of such proposal. The time periods set forth in clause (a)(i) or (b)(i), as the case may be, shall resume if no resolution is reached during the Tolling Period.

6. Miscellaneous. This Letter Agreement and the exhibits and schedules hereto and thereto constitute the entire agreement and understanding of the parties relating to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written relating thereto. No waiver or modification of any provision of this Letter Agreement shall be effective unless in writing and signed by both parties. The terms of this Letter Agreement shall apply to parties hereto and any of their successors or assigns; provided, however, that this Letter Agreement may not be transferred or assigned by Advertiser, including, without limitation, the right to receive Spots to be telecast by NBC TV and/or CNBC, without the prior written consent of NBC, except in connection with the sale of all or substantially all of Advertiser's assets. This Letter Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7. Governing Law. This Letter Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts fully performed in New York.

8. Liability for Failure to Broadcast Spots. Subject to NBC's review of Advertiser's buy, certain portions of such buy will be guaranteed on the A25-49 demographic. In the event that any of the agreed upon advertising impressions are not delivered during the applicable Advertising Period ("Shortfall"), such Shortfall shall not be considered a breach of this Agreement by NBC; instead, NBC will provide Advertiser with "makegood" advertisements in accordance with NBC's standard makegood practice which have a total value, based on the current market value, equal to the value of the Shortfall. If, after issuance of the Notes and Warrants pursuant to
Section 3 of this Letter Agreement , there shall occur (i) any termination of this Letter Agreement in accordance with the terms hereof, (ii) the bankruptcy, liquidation, insolvency or reorganization of Advertiser or
(iii) a Change of Control of Advertiser without the prior written consent of NBC with respect to this Letter Agreement, all Spots (whether or not actually telecast) shall be deemed to have been telecast by NBC. NBC shall have no liability for any failure to broadcast such Spots and Advertiser shall have no right to either (a) require NBC to pay Advertiser any cash amount whatsoever or (b) require NBC to telecast any additional Spots. "Change of Control" shall mean (A) any consolidation, reorganization or merger of Advertiser with any third party, other than a transaction resulting in the holders of the capital stock of Advertiser (prior to such consolidation, reorganization or merger) having Control over the surviving or resulting entity, (B) any third party (other than NBC) having Control over Advertiser or (C) any sale, transfer or other disposition by Advertiser of all or substantially all of its assets to any third party (other than NBC). "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of Advertiser, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

9. Limitation of Liability. In no event shall either party's liability hereunder include any special, indirect, incidental or consequential Losses or damages, even if such party shall have been advised of the possibility of such potential Losses or damages, except in the case of willful misconduct or fraud or in the event such damages are awarded by a court of competent jurisdiction in a third party claim. "Losses" shall mean any damages, liabilities, claims, judgments and expense, including reasonable attorneys' fees.

10. Confidentiality. Neither party shall issue a press release or make any statement to the general public concerning this Letter Agreement, the Spots or the existence thereof, without the express prior written consent of the other; provided, however, that Advertiser's statements as to the existence of a business relationship with NBC in connection with the Private Placement will not be considered to violate the confidentiality of this Letter Agreement. In addition, either party shall be entitled to disclose the terms of this Letter Agreement in order to comply with applicable legal and regulatory requirements. Advertiser agrees to keep all information provided to it by NBC regarding this Letter Agreement, the Spots, or any other information relating thereto, highly confidential, and shall not disclose any portion of such information without the prior written consent of NBC.

         If you are in agreement with the above terms and conditions, please indicate your acceptance by signing in the space provided below, and return one original to me.

                                           Very truly yours,

                                           NATIONAL BROADCASTING COMPANY, INC.


                                           By: /s/ Carla Sinatra
                                               -----------------------
                                               Name:  Carla Sinatra
                                               Title: Vice President, Business
                                                      Development


ACCEPTED AND AGREED:

TIVO INC.


By: /s/Matthew Zinn
    -------------------------
    Name:  Matthew Zinn
    Title: Vice President and General Counsel





         [SIGNATURE PAGE TO TIVO INC. ADVERTISING LETTER AGREEMENT]



                                 Schedule 1

                               Proposal Dates


Telecast Period                                               Proposal Date

2001 Advertising Period                                       August 20, 2001

2002 Advertising Period                                       November 20, 2001




                                 Schedule 2

             Advertiser Objectives and Parameters on Inventory




Objectives:

A. The parties agrees to negotiate in good faith to create a media schedule that will achieve the following Advertiser marketing objectives:

1.       Acquire new TiVo subscribers
2.       Educate consumers on the TiVo service
3.       Drive traffic to www.tivo.com
4.       Build TiVo brand awareness and identity

B. The parties agree to negotiate in good faith to put together a media schedule that will deliver the following metrics:

1. NBC will make reasonable commercial efforts to include the following in the daypart mix:

a.       A minimum of 50-60% National Primetime
b.       A minimum of 20-25% National Late Night

2. Subject to NBC's review of Advertiser's buy, certain portions of such buy may be guaranteed on the AD25-49 demographic.

3. NBC will make reasonable commercial efforts to air the agreed upon inventory within Advertiser's requested flight dates.

4. Guaranteed CPM only as negotiated and agreed to between NBC and Advertiser's agency and as determined by marketplace conditions.

5. Subject to inventory availability, NBC and Advertiser may begin discussions on October 1, 2001 for 2002 Olympics advertising spots during the 2002 Advertising Period.